Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Sonic Solutions
Commission File No.: 000-23190

Subject Company: DivX, Inc.
Commission File No.: 001-33029

SONIC


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME
DVD

William Blair & Company

30th Annual Growth Stock Conference

June 16, 2010

ROXIO

Disclaimer

Cautionary Note Regarding Forward-Looking Statements:

This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions and DivX, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Sonic Solutions, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Sonic Solutions with the Securities Exchange Commission ("SEC") and, in the case of DivX, please refer to its Annual Report for the year ended December 31, 2009 posted on its website at www.divx.com. Neither Sonic Solutions nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Sonic Solutions's or DivX's current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as "believe," "anticipate," "intend," "expect," "project," "plan," "may," "should," "could," "will," "estimate," "predict," "potential," "continue," and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by Sonic Solutions, DivX or any other person that Sonic Solutions's or DivX's objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes various factors set forth, in the case of Sonic Solutions, in its recent reports on Form 10-K, Form 10-Q and other documents of Sonic Solutions on file with the SEC and, in the case of DivX, in its 10-Q for the first quarter ended March 31, 2010 and its Annual Report for the year ended December 31, 2009 posted on its website at www.divx.com.

Risks and uncertainties relating to the proposed amalgamation include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed amalgamation may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Sonic Solutions or DivX or its respective directors and officers following the announcement of the proposed amalgamation is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party's management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the amalgamation, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Sonic Solutions with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

Additional Information about the Proposed Amalgamation and Where to Find It:

This material relates to a proposed amalgamation between Sonic Solutions and DivX that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Sonic Solutions with the SEC. This material is not a substitute for the joint proxy statement/prospectus that Sonic Solutions will file with the SEC or any other document that Sonic Solutions may file with the SEC or Sonic Solutions or DivX may send to its shareholders in connection with the proposed amalgamation. **INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED AMALGAMATION.**

Transaction Overview

Structure	• Acquisition of DivX by Sonic for cash and stock
Terms	• $9.83 per DIVX share (based on SNIC closing price 6/1/10) - Cash: $3.75 - Stock: 0.514 shares of SNIC per DIVX share [almost all of DivX's cash remains with its shareholders]
Contingencies	• Regulatory approvals • Shareholder approvals • Customary closing conditions
Expected Closing	• September 2010
Management	• Current Sonic management, augmented with key DivX managers • 2 additional board members from DivX board to be named later

Sonic is:

Personal Content

~$80M



roxio creator 2010 PRO
roxio toast 10 TITANIUM

- Leading consumer media software
  - Creator, Toast, Easy VHS to DVD
- OEM, retail, and direct channels
  - Dell, HP, Best Buy, Walmart, etc.
- Strong brand – "Roxio"
  - #1 U.S. retail market share*

Premium Content

~$20M



BLOCKBUSTER
POWERED BY ROXIO NOW
BEST BUY

- Take advantage of state shift to web delivery
  - Studios are fully engaged
- Enable "storefront partners"
  - Everyone likes to sell Hollywood content
- Establish enduring position
  - RoxioNow "locker"

*NPD Data, April 2010

The Movie Download Opportunity



Domestic Home Video Transactions
Millions of Transactions
3500
3000
2500
2000
1500
1000
500
0
2007
2008
2009
2010
2011
2012
Combined Disc Sales
Digital
A $50 Billion Industry in Transition
5-Year CAGR: 114%
Sonic will capture share as digital distribution expands

Source: Morgan Stanley Estimates, Oct 2009

Sonic's Premium Content Strategy:
Storefront Partners Drive Adoption

(Ramping to 30 million devices in 2011)



POWERED BY
ROXIO NOW
PCs/Macs
Connected TVs
DVRs/STBs/DMAs
BD Players
Mobile devices

Premium Content Model

Devices → Active Users → Content Purchase







Model Components

Stores on Connected Devices		User Activation		Purchase Behavior	
3 million	6/10	3 %	12/09	< 1 per month	9/09
30 million	6/11	3 - 5 %	5/10	1 per month	5/10
60 - 100 million	6/12	10 - 20%	6/12	1 - 3 per month	6/12

Drivers

- Trend to connected devices
- Partner influence

- Brand recognition
- Point-of-Sale programs

- Purchase convenience
- Pricing
- Locker ubiquity

Source: Company estimates, June 2010

Content Purchase Trends

U.S. Consumers rent >1.5 movies/month

Digital download convenience should = >2x month



TRANSACTIONS PER USER
3.0
2.5
2.0
1.5
1.0
JAN 08
FEB 08
MAR 08
APR 08
MAY 08
JUN 08
JUL 08
AUG 08
SEP 08
OCT 08
NOV 08
DEC 08
JAN 09
FEB 09
MAR 09
APR 09
MAY 09
JUN 09
AMC
Blockbuster Video
Hollywood Video
Movie Gallery
Netflix
Redbox
Regal Cinemas

Source: Infographic courtesy of mint.com. Representative sample of U.S. consumer spending based on aggregate data from over 1 million Mint.com users.

Scenarios

	FY 2012 Premium Content Scenarios (in millions)	
	Low	Mid
Devices (Cumulative end-of-period)	47.9	60.8
Transactions (total in FY)	22.4	51.8
Prem. Content Transaction Revenue*	$46.9	$110.3
Other Prem. Content Revenue	$42.9	$45.2
Total Prem. Content Revenue	$89.8	$155.5
Total Prem. Content Gross Profit	$30.0	$42.8

* Assumes 67% net; 33% "Register Ring"

Source: Company estimates, June 2010

DivX is:

PC/Mac Software



- 500 million downloads to date
- Encoders and players for HD content
- Rich consumer ecosystem

CE Licensing

DIVX®

- Over 300 million device footprint
- High-efficiency codecs and profiles
- Hollywood-approved DRM
- Moving to DivX Plus HD (H.264)

MainConcept

Codec by™ MAIN CONCEPT

- Enterprise video platform
- H.264 codec experts
- Powering leading video companies globally

DivX TV



- TV "Start page"
- Aggregates paid and free web content
- Rev-share to CE OEMs with accelerated retail store placement

DivX's Business Model

- Software distribution drives brand awareness & "toolbar" revenue
  - 500M downloads
  - Google Chrome software distribution



- Content availability on web drives consumer demand for CE licensing
  - Billions of DivX files on the web
- CE device compatibility enables content playback, drives consumer demand for software
  - DivX certification = guaranteed playback



The DivX Ecosystem



Software

- 500M downloads to date
- 1.8 billion player & web player launches/year
- 12M unique website visits/month

DIVX®



Devices

- > 300 M DivX devices shipped worldwide
- Emerging segments: DTV, Blu-ray, mobile, PS3

Content

- Billions of DivX video files on the Internet
- All digital titles for Warner Bros., Sony Pictures, Paramount, Lionsgate and Starz Media's Overture Films

DivX = The Best "Open" Standard

- DivX = Open Standards
  - DivX based on MPEG-4, part 2
  - DivX Plus based on H.264/AVC
- DivX = Compatibility
  - DivX certification ensures playback of MPEG-4 content
- DivX = A synonym for quality
  - DivX encoding and decoding technology are highly efficient and utilize minimal CPU cycles across the broadest number of devices

Why We Wanted DivX

- Multiple Strategic Touchpoints to Accelerate Sonic's Strategy, e.g.:
  - CE footprint – over 300 million devices, w/ DRM
  - CE operations – over 150 CE partners; over 8000 device SKUs
  - Recognized consumer codec brand
  - Enterprise-level codec tools
  - OTT Platform
- Sonic's Position will Boost DivX's Business, e.g.:
  - Retailer, studio support of DivX Codec
  - Retailer, studio support of DivX TV
- … and One More Thing: a Great Business
  - High margin
  - Growing
  - Very accretive

Sonic + DivX Touchpoints

DIVX		SONIC
CE Licensing	• Massive "disconnected" device footprint (over 300MM DivX devices) • Accelerated CE adoption through DivX CE relationships/expertise • Stronger CE licensing demand from content services of major retailers	ROXIO NOW Content Platform
DIVX TV	• Accelerated CE adoption of RoxioNow service using DivXTV platform • Premium content services and retailer support for DivXTV	
Software Distribution	• Massive online community (1.8 billion impressions/year) • Best in class SW apps to enhance end-to-end media experience	ROXIO Software Applications
MAIN CONCEPT The Codec People® Commercial Licensing	• Industry leading technology & tools (powers Flash, Real, etc.) • Sonic professional solutions and customer access	SONIC Professional Tools

Sonic's Premium Content Strategy:
Storefront Partners Drive Adoption

(Ramping to 30 million devices in 2011)


POWERED BY
ROXIO NOW
LGF
PICTURES
SONY
PICTURES
BEST BUY
PC, Macs
Connected TVs
DVRs/STBs/DMAs
BD Players
Mobile devices

Our Premium Content Strategy is
Accelerated, Enhanced & Expanded

>300 million devices + expanded services


PC, Macs
PS3
DVRs/STBs/DMAs
BD Players
Mobile devices
Connected TVs w. Digital services
Picasa.
LGF
Walt Disney PICTURES
SONY PICTURES
DIVX TV
POWERED BY
ROXIO NOW
twitter
Revision3
Rhapsody
BEST BUY
BLOCKBUSTER

Accretion Modeling

Accretion Pro Forma Modeling (in millions except per share data)

	FY 2012 Premium Content Scenarios		
	Low	Mid	
Devices (Cumulative end-of-period)	47.9	60.8	
Transactions (total in FY)	22.4	51.8	
Prem. Content Transaction Revenue*	$46.9	$110.3	
Other Prem. Content Revenue	$42.9	$45.2	
Total Prem. Content Revenue	$89.8	$155.5	
Personal Content Revenue	$93.0	$93.0	
Total Sonic Revenue	$182.8	$248.5	
Non-GAAP Earnings per Share**	$0.23	$0.46	
DivX Revenue***	$84.7	$84.7	
Total Combined Revenue	$267.6	$333.2	
	+91%	+28%	
Non-GAAP Earnings per Share**	$0.44	$0.59	

* Assumes 67% net; 33% "Register Ring"

** Adjusted for (i) Purchase Accounting Non-Cash Charges and (ii) Stock Comp.

***Thomson Reuters FirstCall Analyst Average Estimate as of June 1, 2010

Source: Thomson Reuters FirstCall and company estimates, June 2010


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

Thank You

Appendix

The DivX Community

One of the most recognized codecs in the world


H.264
DIVX PLUS
AAC

>500 million total software downloads to date
>1.8 billion player and web player launches per year
>12 million monthly visitors to DivX.com

RoxioNow + DivX = opportunity to drive DivX awareness in US via premium content

DivX: Deeper & New CE Partnerships & Delivery Expertise

	Digital TVs	LG, SAMSUNG, Panasonic, TOSHIBA, PHILIPS, SONY
	Blu-ray Disc Players	LG, SAMSUNG, Panasonic, Pioneer, harman/kardon, PHILIPS, DENON, marantz, TOSHIBA, SONY, ONKYO
	Mobile Phones	LG, SAMSUNG, PANTECH, QUALCOMM, MOTOROLA
	Set-Top Boxes	MOTOROLA, LG, TOPFIELD, ADB, VESTEL
	Media Streamers	iomega, Seagate, LACIE, hp
	Portable Media Players	THOMSON, PHILIPS, RCA, EPSON, JVC, COWON, SAMSUNG
	Gaming Consoles	PS3
	In-Car Entertainment	LG, KENWOOD, JVC, ALPINE, Pioneer, GM, Ford, HONDA, TOYOTA, VOLVO
	DVD Players	LG, SAMSUNG, Panasonic, SONY, PHILIPS, JVC, TOSHIBA

DivX TV:

The best content; easily deployed; rapidly monetized

- Content
  - Premium: VOD, EST
  - Web: free, ad supported
  - Personal videos, photos
- Deployment
  - Lightweight architecture
  - Easily adapted for retailers
  - Simple to deploy for CE makers
- Monetization
  - Expanded services revenue
  - Improved CE economics
  - Superior consumer connection


Picasa
POWERED BY
ROXIO NOW
twitter
Revision3
Rhapsody

Enterprise Video Platform

Powering H.264 Globally

Broadcast & Professional	Panasonic, SONY, TECHNICOLOR
IPTV & Streaming	anvidea, KULAbyte, verimatrix
Multimedia	Adobe, COREL, MAGIX, mjuvee Technologies
Digital Signage	SCALA CONNECTED SIGNAGE, SONY, STRÖER INFOSCREEN
Security & Surveillance	SeeTec network-based video surveillance, sensing, iDS Imaging Development Systems, SEON Mobile Surveillance
Medical	ZEISS, IMA, HITACHI Inspire the Next, GE Healthcare Deutschland, Österreich & Schweiz

Global Scale, 24/7 Operations

scale & reach for our partners and customers


Sonic
DivX

Indicate major offices by employee size

Summary: Combined Strengths

SONIC

- Rich technology portfolio
- Longstanding relationships with Hollywood studios
- Powering third party content services (e.g., Best Buy, Blockbuster)
- Device manufacturers (e.g., LG, Samsung)
- 50 million copies of Roxio software shipped annually
- 15,000 retail outlets
- 65% retail market share*

DIVX

- 500 million software downloads to date
- Installed base of over 300 million DivX enabled devices
- Embedded Internet TV Platform
- Supplying H.264 codec to the world's leading companies (Adobe, Google, etc.)
- Hollywood approved DRMs
- Vibrant and extensive Web-based community of enthusiasts

**NPD Data, April 2010*

Why We're Doing This

Distinctive Technology Assets	• DivX and MainConcept are the "go to guys" for Internet video codec technology – they power the world's leading companies with H.264 video encoding • Codec and DRM deployment on over 300 million DivX devices • DivX TV platform enhances our position with retailers
Consumer Electronics Leverage	• DivX partners with more than 150 CE manufacturers to support over 8500 models • Significantly enhances our CE partnerships and operational capabilities • Accelerates our RoxioNow digital locker initiatives
Strong Brand	• DivX is synonymous with high-quality video delivery • Billions of player launches every year
Compelling Economics	• Highly accretive